Exhibit 99.1

Brookfield Infrastructure Partners Update on NGPL's Proposed Settlement With FERC

HAMILTON, BERMUDA--(Marketwire - May 14, 2010) - Brookfield Infrastructure Partners L.P. (the "Partnership") (NYSE: BIP) (TSX: BIP.UN) today notes that Kinder Morgan Inc. ("KMI") reported in its March 31, 2010 Form 10Q, that it has recognized an impairment charge on the carrying value of its 20% investment in NGPL as a result of the proposed settlement with the Federal Energy Regulatory Commission ("FERC") announced on April 23, 2010. The impairment charge is based on certain assumptions made by KMI, including the expected impact on annual pre-interest, after-tax cash flows at NGPL over the next several years. Based on the staged implementation of the proposed reductions in various service charges, these cash flows were lower than KMI's previous expectations for NGPL by approximately $25 million, increasing to $70 million upon full implementation (on a 100% basis).

Brookfield Infrastructure has an approximate 11% interest in NGPL, through its 40% interest in Prime Infrastructure ("Prime").

All terms of the proposed settlement remain confidential and subject to completion of formal documentation, which will require approval of the Administrative Law Judge and the FERC commissioners before becoming final and binding.

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Brookfield Infrastructure Partners L.P. (NYSE: BIP) (TSX: BIP.UN) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, fee for service and timber assets in North and South America, Australasia, and Europe. The Partnership's units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure Partners' website at www.brookfieldinfrastructure.com.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The word "will", "proposed", "expected" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the proposed FERC settlement. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include completion of formal FERC documentation and approval of each of the Administrative Law Judge and FERC, general economic conditions, the fact that success of the Partnership is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please contact:

Investors:
Michael Botha
Senior Vice President, Finance
Brookfield Asset Management
Tel: 416-359-7871
Email: mbotha@brookfield.com

Media:
Katherine Vyse
SVP, Investor Relations and Communications
Brookfield Asset Management
Tel: 416-369-8246
Email: kvyse@brookfield.com